Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 17 DATED DECEMBER 30, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Lake Ellenor Controlled Subsidiary

On November 30, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Enclave at Lake Ellenor JV, LLC (the “Lake Ellenor Controlled Subsidiary”), for an initial purchase price of $7,650,000, which was the initial stated value of our equity interest in the Lake Ellenor Controlled Subsidiary (the “Lake Ellenor Investment”). The Lake Ellenor Controlled Subsidiary used the proceeds of the Lake Ellenor Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 296 units located at 2100 W Oak Ridge Road in Orlando, FL (the “Lake Ellenor Property”). Details of this acquisition can be found here.

We increased the balance of the Lake Ellenor Investment over time to approximately $11,078,000 as we funded our pro rata share of renovation costs. On July 13, 2018, Key Bank and Fannie Mae provided a $7,474,000 supplemental loan resulting in a corresponding cash distribution to us in the amount of approximately $5,575,000. Details of this supplemental financing can be found here.

On December 23, 2021, the Lake Ellenor Controlled Subsidiary sold the Lake Ellenor Property for a sales price of approximately $68,500,000.  Proceeds from the sale totaled approximately $35,723,000, net of repayment of $31,391,000 of outstanding senior loans, and closing costs of approximately $1,386,000. Taking into account our share of the sales proceeds, and all of our contributions and distributions to and from the Lake Ellenor Controlled Subsidiary over the holding period, we have realized an internal rate of return of approximately 37.7% on the Lake Ellenor Investment.

To facilitate a tax deferral on the gain from the sale of the Lake Ellenor Property, we intend to form a new majority owned subsidiary that will transact via a 1031 exchange. We expect to close on a replacement property in 2022 and will file another update when the 1031 exchange transaction is consummated.